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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Del Laboratories, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   245091103
        ---------------------------------------------------------------
                                 (CUSIP Number)

                           James J. Connors, II, Esq.
                       Vice President and General Counsel
                                Kelso & Company
                          320 Park Avenue, 24th Floor
                               New York, NY 10022
                                 (212) 223-2379
 ------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                  July 1, 2004
                                  ------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



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CUSIP No.  245091103

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(1)         Names of Reporting Persons             DLI Holding Corp.
            I.R.S. Identification Nos.
            of Above Persons (entities only)
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(2)         Check the Appropriate Box if a
            Member of a Group                      (a)
                                                   (b)    X
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(3)         SEC Use Only
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(4)         Source of Funds                        00
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(5)         Check if Disclosure of Legal
            Proceedings is Required Pursuant
            to Items 2(d) or 2(e)
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(6)         Citizenship or Place of                Delaware
            Organization
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Number of Shares             (7)     Sole Voting Power             0
Beneficially Owned by Each
Reporting Person With                ------------------------------------------
                             (8)     Shared Voting Power           3,269,814(1)

                                     ------------------------------------------
                             (9)     Sole Dispositive Power        0

                                     ------------------------------------------
                             (10)    Shared Dispositive Power      0
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(11)        Aggregate Amount Beneficially Owned by                 3,269,814
            Each Reporting Person
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(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares
-------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount in Row 11        30.8%(2)
-------------------------------------------------------------------------------
(14)        Type of Reporting Person                                CO
-------------------------------------------------------------------------------

----------
1 Based on the number of shares of Common Stock of Del Laboratories, Inc. beneficially owned as of July 1, 2004 by Mr. Wassong, as represented and warranted in the Voting Agreement, dated as of July 1, 2004, between Del Laboratories, Inc. and Mr. Wassong, provided, however that, as represented and warranted in the Agreement and Plan of Merger, dated as of July 1, 2004, among Del Laboratories, Inc., DLI Holding Corp. and DLI Acquisition Corp., the number of shares of Common Stock subject to options that are exercisable within 60 days of July 1, 2004 is 886,795.

2 Based on 9,740,177 shares of Common Stock outstanding as of May 31, 2004, as represented and warranted in the Agreement and Plan of Merger, dated as of July 1, 2004, among Del Laboratories, Inc., DLI Holding Corp. and DLI Acquisition Corp., and assuming the exercise of 886,795 options held by Mr. Wassong that are exercisable within 60 days of July 1, 2004.

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                       CONTINUATION PAGES TO SCHEDULE 13D

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Del Laboratories, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 178 EAB Plaza, P.O. Box 9357, Uniondale, New York 11553-9357.

Item 2.  Identity and Background.

         The name of the person filing this Schedule 13D is DLI Holding Corp., a Delaware Corporation ("DLI Holding"). DLI Holding is currently owned by Kelso Investment Associates VII, L.P., a Delaware limited partnership ("KIA VII"). The principal business of DLI Holding will be the acquisition of the outstanding shares of capital stock of the Issuer (as described in Item 4 below) and the operation of the Issuer after such acquisition.

         KIA VII is a private investment fund formed by Kelso & Company, L.P., a Delaware limited partnership ("Kelso"), for the purpose of investing in transactions. Kelso is a private investment firm specializing in acquisition transactions. The general partner of KIA VII is Kelso GP VII, L.P., a Delaware limited liability partnership ("Kelso GP LP"), the principal business of which is serving as the general partner of KIA VII. The general partner of Kelso GP LP is Kelso GP VII, LLC, a Delaware limited liability company ("Kelso GP LLC"), the principal business of which is serving as the general partner of Kelso GP LP. The principal address of DLI Holding, KIA VII, Kelso GP LP and Kelso GP LLC is c/o Kelso and Company, L.P., 320 Park Avenue, 24th Floor, New York, New York 10022. The name, citizenship, principal occupation and address of each executive officer and director of DLI Holding and each managing member of KIA VII, Kelso GP LP and Kelso GP LLC are set forth in Schedule I, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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         All of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) hereby expressly disclaim beneficial ownership of any shares of Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any such shares of Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

         DLI Holding may be deemed to have acquired beneficial ownership of 3,269,814 shares of Common Stock (of which 886,795 represent shares of Common Stock subject to options held by Dan K. Wassong that are exercisable within 60 days of July 1, 2004) pursuant to the Voting Agreement, dated as of July 1, 2004, between Mr. Wassong and DLI Holding (the "Voting Agreement"). The Voting Agreement was entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and DLI Holding did not pay any additional consideration in connection with the execution and delivery of the Voting Agreement.

         Additionally, pursuant to the Voting Agreement and, as long as the Merger (as defined in Item 4 below) and the transactions contemplated thereby have not yet been consummated, DLI Holding may be deemed to acquire beneficial ownership of up to (i) 26,015 shares of Common Stock as of February 12, 2005,
(ii) 43,988 shares of Common Stock as of February 25, 2005, (iii) 62,922 shares of Common Stock as of May 2, 2005, (iv) 14,700 shares of Common Stock as of May 19, 2005 and (v) 62,923 shares of Common Stock as of May 2, 2006, which, in each case, is 60 days prior to the vesting of options held by Mr. Wassong to purchase such shares of Common Stock.

Item 4.  Purpose of Transaction.

         (a) (b) and (e) On July 1, 2004, the Issuer, DLI Holding and DLI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of DLI Holding ("DLI Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of DLI Holding. The Merger Agreement contemplates that DLI Acquisition will merge with and into the Issuer (the "Merger") and each share of the Issuer's Common Stock, except for treasury shares, dissenting shares and shares held by DLI Holding, will be converted into the right to receive $35 in cash (the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval for the transactions contemplated thereby.

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         Pursuant to the Voting Agreement, Mr. Wassong has agreed to (a) vote all of the Common Stock which he has the right to so vote (i) in favor of approval of the Merger Agreement, the transactions contemplated thereby (including, without limitation, the Merger and any actions required in furtherance thereof), (ii) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under such Voting Agreement, the Merger Agreement or any other agreement contemplated thereby, (iii) against any Acquisition Proposal (as defined in Section 5.02(a) of the Merger Agreement) and against any other proposal for action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by the Merger Agreement, (iv) against any change in the composition of the Board of Directors of the Issuer (the "Issuer Board"), other than as contemplated by the Merger Agreement or as recommended by a majority of the Issuer Board, and (v) against any amendment to the Certificate of Incorporation or By-laws of the Issuer, other than as contemplated by the Merger Agreement, and (b) grant an irrevocable proxy to DLI Holding, agreed to be used only in the event of a failure by Mr. Wassong to comply with the obligations described in clause (a) above, to vote all of the shares of Common Stock that he has a right to so vote pursuant solely to the items in clause (a) above.

         The Voting Agreement terminates upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) an agreement of DLI Holding and Mr. Wassong to terminate the Voting Agreement,
(iii) the Issuer taking any of the actions set forth in Section 5.02(b) of the Merger Agreement in accordance with its terms, (iv) the consummation of the transactions contemplated by the Merger Agreement and (v) a decrease in the Merger Consideration or a modification to the treatment of the outstanding options held by Mr. Wassong in the Merger that is adverse to Mr. Wassong and, in each of the two cases under this clause (v), to which Mr. Wassong has not consented.

         The purpose of the transactions contemplated by the Voting Agreement is to aid in facilitating the consummation of the transactions contemplated by the Merger Agreement.

         Other than as set forth above, none of DLI Holding or any of the persons or entities named in Item 2 possess any rights or powers to vote, direct the voting of, dispose or direct the disposition of any shares of Common Stock.

         Kelso has an understanding with Church & Dwight Co., Inc., a Delaware corporation ("Church & Dwight"), pursuant to which Church & Dwight will purchase, prior to the consummation of the acquisition, shares of non-voting convertible preferred stock of DLI Holding for an aggregate purchase price of $30 million.

         Pursuant to the Senior Credit Facilities Commitment Letter (the "Senior Credit Facilities Commitment Letter"), dated as of July 1, 2004, among Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, Deutsche Bank Securities Inc. and Deutsche Bank AG Cayman Islands Branch (collectively, the "Senior Credit Financing Sources"), Kelso and Church & Dwight, the Senior Credit Financing Sources have agreed to provide senior credit facilities of not less than $260.0 million.

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         Pursuant to the Senior Subordinated Note Financing Commitment Letter
(the "Senior Subordinated Note Financing Commitment Letter"), dated as of July 1, 2004, among Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. (collectively, "Senior Subordinated Note Financing Sources"), Kelso and Church & Dwight, the Senior Subordinated Note Financing Sources have agreed to purchase senior subordinated unsecured notes of the surviving corporation in the principal amount of at least $150.0 million. The senior credit facilities and the senior subordinated notes will contain the customary terms and conditions, including without limitation, with respect to fees, indemnification and events of default. A portion of the proceeds from the senior credit facilities and the proceeds of the senior subordinated notes issuance may be used to finance the transactions contemplated by the Merger Agreement.

         Except as indicated above, none of DLI Holding or, to the knowledge of DLI Holding, any person named in Item 2 has any plans or proposals which relate to or would relate or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         (c) Not applicable.

         (d) It is a condition to the consummation of the Merger that the current directors of the Issuer Board resign.

         (f) Not applicable.

         (g) The certificate of incorporation and by-laws of the Issuer as in effect immediately prior to the Merger, will be the certificate of incorporation and by-laws of the surviving corporation after the Merger until thereafter amended.

         (h)-(i) If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be delisted from the American Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.

         (j) Not applicable.

         All references to the Merger Agreement, the Voting Agreement, the Senior Credit Facilities Commitment Letter and the Senior Subordinated Note Financing Commitment Letter set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreement, the Senior Credit Facilities Commitment Letter and the Senior Subordinated Note Financing Commitment Letter filed as Exhibits 1, 2, 3 and 4, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         (a) The responses of DLI Holding with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference.

         (b) The responses of DLI Holding with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which DLI Holding has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. DLI Holding may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. However, DLI Holding expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

         Except as set forth in this Schedule 13D, to the knowledge of DLI Holding, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by DLI Holding or, to the knowledge of DLI Holding, the other persons named in
Item 2.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of DLI Holding, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Agreement and Plan of Merger, dated as of July 1, 2004, by and among DLI Holding Corp., DLI Acquisition Corp. and Del Laboratories, Inc. (incorporated herein by reference to Exhibit 2.1 to Del Laboratories, Inc.'s Current Report on Form 8-K, filed July 2, 2004 (Commission File No. 1-5439)).

Exhibit 2 Voting Agreement, dated as of July 1, 2004, by and between Dan K. Wassong and DLI Holding Corp.*

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Exhibit 3         Senior Credit Facilities Commitment Letter, dated as of July
                  1, 2004, among Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, Deutsche Bank Securities Inc. and Deutsche Bank AG Cayman Islands Branch, Kelso & Company, L.P. and Church & Dwight Co., Inc.*

Exhibit 4 Senior Subordinated Note Financing Commitment Letter, dated as of July 1, 2004, among Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Deutsche Bank Securities Inc., Kelso & Company, L.P. and Church & Dwight Co., Inc.*

*  Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 9, 2004

                                            DLI HOLDING CORP.

                                            By:   /s/ James J. Connors, II
                                                  -----------------------------
                                                  Name:  James J. Connors, II
                                                  Title: Vice President and
                                                         Secretary

                                   Schedule I

         The following table sets forth the name and present principal occupation of each director and executive officer of DLI Holding. The business address of each such person is c/o Kelso and Company, L.P., 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Directors and Executive Officers        Present Principal Employment
--------------------------------        ----------------------------
Philip E. Berney                        Managing Director of Kelso
James J. Connors, II                    Vice President, General Counsel and
                                        Secretary of Kelso
Church M. Moore                         Vice President of Kelso

         The following table sets forth the name and present principal occupation of each managing member of KIA VII, Kelso GP LP and Kelso GP LLC. The business address of each such person is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022 and each such person is a citizen of the United States.

Managing Member                         Present Principal Employment
---------------                         ----------------------------
Frank T. Nickell                        President and Chief Executive
                                        Officer of Kelso
Thomas R. Wall, IV                      Managing Director of Kelso
George E. Matelich                      Managing Director of Kelso
Michael B. Goldberg                     Managing Director of Kelso
David I. Wahrhaftig                     Managing Director of Kelso
Frank K. Bynum, Jr.                     Managing Director of Kelso
Philip E. Berney                        Managing Director of Kelso
Frank J. Loverro                        Managing Director of Kelso
Michael B. Lazar                        Managing Director of Kelso